Exhibit (a)(1)(iv)

Date: December 31, 2012

To: DISH Employees with DISH Stock Options

From: OptionExchange@dish.com

Re: Offer to Exchange Election Form

IMPORTANT — PLEASE READ IMMEDIATELY.

As indicated in Aaron LaPoint’s email from earlier today announcing the launch of the Offer to Exchange, please find attached your Election Form accompanied by instructions on how to properly complete, execute and deliver it to us.

After reading the Offer to Exchange Election Form as well as the Offering Materials attached to Aaron LaPoint’s email from earlier today, if you have questions, you may send an e-mail to Stock.Options@dish.com, which is the preferred method, or call the Offer to Exchange information line at 1-855-256-0682.

There is no need to reply to this email message.